SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2016

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

Announcement of LM Ericsson Telephone Company, dated April 13, 2016 regarding “Ericsson Annual General Meeting 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: April 13, 2016

PRESS RELEASE APRIL 13, 2016

Ericsson’S Annual General Meeting 2016

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on April 13, 2016 in Stockholm.

Dividend

The proposed dividend of SEK 3.70 per share was approved by the AGM. The record day for dividend was set to Friday, April 15, 2016. Payment from Euroclear Sweden AB is expected to take place on Wednesday, April 20, 2016.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group.

Discharge from liability

The members of the Board of Directors and the President were discharged from liability for the fiscal year 2015.

Board of Directors

In accordance with the proposal of the Nomination Committee, Leif Johansson was reelected Chairman of the Board of Directors. Nora Denzel, Börje Ekholm, Ulf J. Johansson, Kristin Skogen Lund, Sukhinder Singh Cassidy, Hans Vestberg and Jacob Wallenberg were re-elected to the Board and Kristin S. Rinne and Helena Stjernholm were elected new Board members.

Board of Directors’ Fees

The AGM resolved, in accordance with the Nomination Committee’s proposal, on a yearly fee to the Chairman of the Board of SEK 4,075,000 (previously SEK 4,000,000), and fees to other non-employee members of the Board, elected by the AGM, of SEK 990,000 each (previously SEK 975,000 each). Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows (unchanged); SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 to each of the other members of the Audit Committee, SEK 200,000 to each of the Chairmen of the Finance and Remuneration Committee and SEK 175,000 to each of the other members of the Finance and Remuneration Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

PRESS RELEASE APRIL 13, 2016

Auditor

The AGM re-elected PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2017.

Amendment of the Articles of association

The AGM resolved to amend the articles of association in accordance with the Board of Director’s proposal.

Guidelines for remuneration to Group management

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the guidelines for remuneration to Group management.

Long-Term Variable Compensation Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

LTV 2016 and transfer of treasury stock, directed share issue and acquisition offer

•	Implementation of LTV 2016, with the same structure as previous programs. The program comprises in total up to 26.1 million B shares and includes the Stock Purchase Plan for all employees, the Key Contributor Retention Plan and the Executive Performance Stock Plan. All plans are based on the employees’ own investment in Ericsson shares. If the shares are retained for a period of three years and the employment remains, the participants obtain matching shares from the company. The following performance criteria were resolved for the Executive Performance Stock Plan 2016; net sales compound annual growth rate between 2 and 6 percent (2015-2018), operating income compound annual growth rate between 5 and 15 percent (2015-2018), and cash conversion at or above 70 percent annually (2016, 2017 and 2018).

•	A directed issue of 26.1 million C shares to AB Industrivärden and Investor AB or subsidiaries of these companies, at a subscription price corresponding to the ratio value of the share, i.e. SEK 5.

•	Authorization for the Board of Directors to, prior to the AGM 2017, resolve on an acquisition offer of the 26.1 million C shares at a price per share of SEK 5. Following the acquisition, the C shares will, in accordance with the articles of association, be converted to B shares, which thereafter can be transferred to employees and on an exchange.

•	Transfer of up to 21.6 million B shares during the period November 2016 up to and including November 2020, free of consideration, to employees covered by the terms of the LTV 2016.

PRESS RELEASE APRIL 13, 2016

•	Transfer of up to 4.5 million B shares on Nasdaq Stockholm, prior to the AGM 2017, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges.

The Company has approximately 3.3 billion shares in issue. The 26.1 million B shares allocated for LTV 2016 correspond to less than 1 percent of the total number of outstanding shares.

Transfer of treasury stock for previously resolved LTV programs

•	Transfer of approximately 19.9 million B shares on Nasdaq Stockholm prior to the AGM 2017 to cover certain expenses, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2012, 2013, 2014 and 2015.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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PRESS RELEASE APRIL 13, 2016

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com